UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               AMENDMENT NO. 4
                                     to
                                SCHEDULE 13D

                                 Under the
                      Securities Exchange Act of 1934


                      REMINGTON OIL & GAS CORPORATION
               ---------------------------------------------
                             (Name of Issuer)


                       Common Stock ($.01 par value)
                  ----------------------------------------
                       (Title of Class of Securities)

                                 759594302
                            ------------------
                               (CUSIP Number)



                             Nicholas G. Miller
                     Hawley Troxell Ennis & Hawley LLP
                               P.O. Box 1617
                            Boise, Idaho  83701
                        Telephone:  (208) 344-6000
                        ------------------------------------
                (Names, addresses and telephone numbers of persons
                 authorized to receive notices and communications)


                             September 1, 2004
                          ------------------------
                       (Date of event which requires
                          filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

1)  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons  (entities only)

    J.R. Simplot/J.R. Simplot Self-Declaration of Revocable Trust;
    ###-##-####

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  X

    (b)

3)  SEC Use Only

4)  Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)  Citizenship or Place of Organization

    US

Number of                  7)     Sole Voting Power                    0
Shares
Beneficially               8)     Shared Voting Power            886,333
Owned
by Each                    9)     Sole Dispositive Power               0
Reporting
Person With:              10)     Shared Dispositive Power       886,333

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     886,333 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     3.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only).

     JRS Properties III L.P., EIN:  82-0514634

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  X

     (b)

3)   SEC Use Only

4)   Source of Funds
      00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of                  7)     Sole Voting Power            4,592,595
Shares
Beneficially               8)     Shared Voting Power                  0
Owned
by Each                    9)     Sole Dispositive Power       4,592,595
Reporting
Person With:              10)     Shared Dispositive Power             0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,592,595 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     16.7%

14)  Type of Reporting Person

     PN

*****
1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

*****
     This Amendment No. 4 amends the Schedule 13D originally filed on September 2, 1997 (the "Schedule 13D"), as previously amended by Amendment No. 1 to the Schedule 13D filed on December 28, 1998, Amendment No. 2 to the
Schedule 13D filed on January 2, 2002, and Amendment No. 3 to the Schedule 13D filed January 21, 2003 ("Amendment No. 3"). The Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Remington Oil & Gas Corporation, a Delaware corporation (the "Issuer").

     The purpose of this Amendment No. 4 is to report (i) gifts of Common Stock by JRS Properties L.P. ("JRS Properties") to the J.R. Simplot Foundation, Inc. (the "Foundation") and (ii) the consolidation, without a change in pecuniary ownership, of JRS Properties and JRS Properties III L.P. ("JRS Properties III") and their respective general partners through which Mr. Simplot and the Trust hold the Common Stock, and (iii) certain changes in management of JRS Management L.L.C. ("JRS Management") that affect beneficial ownership as defined in Rule 13d-3(a). Except as expressly set forth in this Amendment No. 4, the Schedule 13D (as previously amended)remains in effect.

Item 1.  Security and Issuer.

     The class of securities to which this Schedule 13D relates is the Common Stock of the Issuer.

Item 2.  Identity and Background.

This Amendment No. 4 is being filed on behalf of the following Reporting
Persons:

     1) The J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust") and J.R. Simplot ("Mr. Simplot"). Mr. Simplot shares voting and dispositive power for the 885,333 shares of Common Stock held by the Foundation, an Idaho nonprofit corporation of which Mr. Simplot is a director. Its principal office is located at 999 Main Street, Boise, Idaho, 83702. The directors and executive officers of the Foundation, their principal occupations and their business addresses are as follows:

Name               Principal Occupation              Business Address


J.R. Simplot       Chairman Emeritus                 999 Main Street
                                                     Boise, Idaho 83702

John Edward        Director/J.R. Simplot Company     999 Main Street
("Ted") Simplot                                      Boise, Idaho 83702

Scott R. Simplot   Chairman/J.R. Simplot Company     999 Main Street
                                                     Boise, Idaho 83702

Don J. Simplot     Director/J.R. Simplot Company     999 Main Street
                                                     Boise, Idaho 83702

Gay Simplot        Director/J.R. Simplot Company     999 Main Street
                                                     Boise, Idaho 83702

     During the last five years, none of the Directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2) JRS Properties III. The Trust holds approximately 88% of the limited partnership interest in JRS Properties III. The general partner of JRS Properties III is JRS Management. Effective September 1, 2004, the managers of JRS Management, and their identity and background information, are as follows:

     Name               Principal Occupation              Business Address


     Scott R.           Chairman/J.R. Simplot Company     999 Main Street
     Simplot                                              Boise, Idaho 83702

     Stephen            Retired President, J.R. Simplot   999 Main Street
     Beebe              Company                           Boise, Idaho 83702

     During the last five years, neither of the above managers of JRS Management has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Both of the managers are U.S. citizens.

JRS Management is controlled by its members through the power to elect the managers. The members of JRS Management and their identity and background information are as follows:

     a)  The Trust;

     b)  JRS Properties III (interest will be eliminated in consolidation);
and

     c) J.R. Simplot Company, a Nevada corporation. The J.R. Simplot Company is a privately held, diversified agri-business and natural resources company with its principal place of business located at 999 Main Street, Boise, Idaho. The J.R. Simplot Company is owned by descendants of Mr. Simplot. The directors and executive officers of the J.R. Simplot Company are as follows:

                                   A.  Directors

Name                 Principal Occupation            Business Address

Scott R. Simplot     Chairman, J.R. Simplot Company  999 Main Street
                                                     Boise, Idaho 83702

A. Dale Dunn         Retired                         999 Main Street
                                                     Boise, Idaho 83702

Don J. Simplot       Director/J.R. Simplot Company   999 Main Street
                                                     Boise, Idaho 83702

Gay C. Simplot       Director/J.R. Simplot Company   999 Main Street
                                                     Boise, Idaho 83702

Stephen A. Beebe     Retired                         999 Main Street
                                                     Boise, Idaho  83702

John Edward Simplot  Director/J.R. Simplot Company   999 Main Street
                                                     Boise, Idaho 83702

Joseph W. Marshall   Retired                         999 Main Street
                                                     Boise, Idaho 83702

Richard M.           Business Executive              999 Main Street
Hormaechea                                           Boise, Idaho 83702

Lawrence S. Hlobik   President & CEO, J.R. Simplot   999 Main Street
                     Company                         Boise, Idaho 83702

Debbie S. McDonald   Director/J.R. Simplot Company   999 Main Street
                                                     Boise, Idaho 83702

Robert J. Lane       Retired                         999 Main Street
                                                     Boise, Idaho  83702

                             B.  Executive Officers

Lawrence S. Hlobik  President & CEO, J.R. Simplot          999 Main Street
                    Company                                Boise, Idaho 83702

Annette G. Elg      Sr. Vice President and Chief Financial 999 Main Street
                    Officer, J.R. Simplot Company          Boise, Idaho 83702

William J. Whitacre Sr. Vice President/J.R. Simplot        418 S. 9th Street,
                    Company                                Ste. 308,
                                                           Boise, Idaho 83702

Terry T. Uhling     Sr. Vice President and Secretary, J.R. 999 Main Street
                    Simplot Company                        Boise, Idaho 83702

Thomas J. Sorge     Vice President and Treasurer, J.R.     999 Main Street
                    Simplot Company                        Boise, Idaho 83702




            During the last five years, none of the above officers and directors of J.R. Simplot Company has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.  n/a

Item 4.  Purpose of the Transaction.  n/a

Item 5.  Interest in Securities of the Issuer.

          (a) As disclosed in Amendment No. 3 to the Schedule 13D, JRS Properties owned and had voting and investment power with respect to 2,722,900 Shares of Common Stock. Subsequently, JRS Properties sold Common Stock aggregating 30,000 shares, as reported in Form 4 filed February 13, 2003, and JRS Properties transferred by gift 52,000 shares to the Foundation, as reported in Form 4 filed December 29, 2003. On September 1, 2004, JRS Properties transferred by gift to the Foundation 833,333 shares of Common Stock. Subsequent to these sales and gifts, JRS Properties owned voting and investment power with respect to 1,807,567 shares of Common Stock, including 950,000 shares subject to certain previously-reported variable share forward sale contracts.

     On September 1, 2004, after the gift reported in this Item 5(a), JRS Properties merged into JRS Properties III, with JRS Properties III remaining as the surviving entity (the "Merger"). As a result of the Merger, all 1,807,567 shares of Common Stock owned by JRS Properties became owned by JRS Properties III. Adding these shares to the 2,785,028 shares already owned by JRS Properties III results in JRS Properties III owning 4,592,595 shares of Common Stock.

     Concurrently with the Merger, the surviving general partner of the two limited partnerships was JRS Management. JRS Management is now the general
partner of JRS Properties III.   On September 1, 2004, JRS Management filed an
amendment to its articles of organization with the Idaho Secretary of State pursuant to which the managers described above in Item 2 became the managers.

     As a result of these transactions:

     (1) JRS Properties III beneficially owns and has voting and investment power with respect to 4,592,595 shares of Common Stock, representing 16.7% of the outstanding Common Stock.

     (2) Mr. Simplot shares with Mrs. Simplot voting and investment power with respect to 1000 shares of Common Stock, representing .0036% of the outstanding Common Stock.

     (3) Mr. Simplot shares with the other directors of the Foundation voting and investment power with respect to the 885,333 shares of Common Stock held by the Foundation, representing 3.2% of the outstanding Common Stock.

(b)(c)  See Item 5(a).

(d - e)  n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of Issuer. n/a

Item 7.  Material to be filed as Exhibits.  n/a

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.

                                    The J.R. Simplot
                                    Self-Declaration of Revocable Trust

Date:  October 13, 2004             By  /s/ J.R. Simplot, Trustee
                                        ---------------------------------
                                        J.R. Simplot, Trustee


                                    By  /s/ Ronald Graves
                                        ---------------------------------
                                       Ronald N. Graves, Attorney-in-Fact



Date:  October 13, 2004              /s/ J.R. Simplot
                                    -------------------------------------
                                    J.R. Simplot



                                    By  /s/ Ronald Graves
                                        ---------------------------------
                                        Ronald N. Graves, Attorney-in-Fact



                                    JRS Properties III L.P.,
                                    an Idaho Limited Partnership,

                                    by its Sole General Partner
                                    JRS Management L.L.C.
                                    an Idaho Limited Liability Company


                                    By  /s/ Stephen A. Beebe
                                        ---------------------------------
                                        Stephen A. Beebe, Manager



Date:  October 13, 2004             By  /s/ Scott R. Simplot
                                        ---------------------------------
                                       Scott R. Simplot, Manager

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